STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

February 7, 2011

VIA EDGAR

Mr. Brion R. Thompson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	O'Connor Fund of Funds: Multi-Strategy
(formerly, O'Connor Multi-Strategy Fund of Funds)
(File Nos. 333-170913 and 811-22500)

Dear Mr. Thompson:

In accordance with our recent communication with respect to the above-referenced fund (the "Fund"), I am transmitting herewith as EDGAR correspondence a marked version of the Fund's prospectus and statement of additional information ("SAI"), comprising the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, in advance of filing a pre-effective amendment containing the Fund's seed capital financial statements.

I note, initially, that, as reflected above in the reference lines, the Fund's name has been changed by a rearranging of the words in the name. Changes have already been made to the EDGAR system to reflect the name change.

The prospectus and SAI are marked to show changes from the versions of the prospectus and SAI filed as part of the Fund's Registration Statement filed on December 1, 2010. These changes consist of those made in response to comments provided in your letter to me dated December 28, 2010, as well as various stylistic changes and disclosure clarifications.

Set forth below is a summary of the Staff's comments and the Fund's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

PROSPECTUS

Cover Page

Investment Portfolio

Comment 1. Disclosure states that the Fund will invest through registered and unregistered Investment Funds, but may also invest directly pursuant to investment advisory agreements that grant the Investment Managers discretionary investment authority on a managed account basis. Please inform us whether these investment advisory arrangements will be subject to the provisions of Section 15 of the Investment Company Act of 1940.

Response 1. We confirm that the Investment advisory arrangements that would grant the Investment Managers discretionary investment authority on a managed account basis will be subject to the provisions of Section 15 of the Investment Company Act of 1940.

Summary of Fund Expenses

Comment 2. Disclosure provides that the Fund may engage in "short sales."  Please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund's short sale transactions. See AICPA Audit and Accounting Guide:  Investment Companies, Paragraph 7.93.j (May 2010).

Response 2. We confirm that, if the Fund engages in short sale transactions, the fee table will include, as an expense, an estimate of dividends paid on such short sale transactions. The Fund does not, however, presently intend to engage in such short sale transactions.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies

Comment 3. The penultimate fundamental policy provides that the Fund will not invest more than 25% of the value of its total assets in the securities of any single industry. The final sentence of the fundamental policy states that the Fund may invest in Investment Funds that may concentrate their assets in one or more industries. In our view, although the Fund may invest in Investment Funds which concentrate, the Adviser and the Fund may not ignore the concentration of the underlying Investment Funds when determining whether the Fund is in compliance with its own concentration policy. For example, in our view, it would be a violation of the Fund's concentration policy for the Fund to invest all its assets in Investment Funds that concentrate in a particular industry or group of industries. Please add disclosure indicating that the Fund will consider the concentration of underlying Investment Funds when determining compliance with its concentration policy.

Response 3. The disclosure in the SAI in the seventh bullet point under the caption "ADDITIONAL INVESTMENT POLICIES—Fundamental Policies"  has been revised to indicate that the Fund will consider the concentration of the Investment Funds in determining compliance with its concentration policy.

Board Composition and Leadership Structure

Comment 4. Please revise the disclosure to describe briefly the Fund's leadership structure, including whether the chairman of the board is an interested person of the Fund as defined in Section 2(a)(19) of the Investment Company Act of 1940. Disclosure further why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. See Item 18.5(a) of Form N-2.

Response 4. The disclosure in the SAI under the caption "TRUSTEES—Board Composition and Leadership Structure" has been revised to more fully describe the Fund's leadership structure, including that the chairman of the board is an interested person of the Fund as defined in Section 2(a)(19) of the Investment Company Act of 1940. Additionally, the disclosure contained in the immediately following paragraph captioned "TRUSTEES—Information About Each Trustee's Experience, Qualifications, Attributes or Skills," has been revised to present more detailed information concerning each Trustee's professional background.  Together, these two captions present, we believe, the Fund's determination why its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

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We hope the Staff finds this letter and the revisions in the prospectus and SAI responsive to the Staff's comments. Should you have any questions or comments, please feel free to contact me at 212.806.5790 (ggranik@stroock.com).

Very truly yours,

/s/ Gary L. Granik
Gary L. Granik

cc:  Brad A. Green